CONFIDENTIAL TREATMENT REQUESTED

BY ROCKET FUEL INC.:  FUEL-0001

September 3, 2013

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Barbara C. Jacobs
Matthew Crispino
Morgan Youngwood
Stephen Krikorian

Re:	Rocket Fuel Inc.
Confidential Draft Registration Statement on Form S-1
Submitted May 24, 2013
CIK No. 0001477200

Ladies and Gentlemen:

On behalf of Rocket Fuel Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 20, 2013 (the “Comment Letter”), relating to the Company’s Confidential Draft Registration Statement on Form S-1, submitted to the Commission on May 24, 2013 (as subsequently amended and filed on August 16, 2013, the “Registration Statement”), we submit this supplemental letter to further address comment no. 19 of the Comment Letter. We are concurrently submitting via EDGAR (i) this letter, (ii) an additional letter in response to comments received from the Staff by letter dated August 22, 2013, and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the Staff’s convenience, we are providing copies of this letter to the Staff by overnight delivery.  In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed

CONFIDENTIAL TREATMENT REQUESTED

BY ROCKET FUEL INC.:  FUEL-0001

each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 72

19.                               When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.  When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

We previously advised the Staff that the Company first initiated formal discussions with the underwriters regarding the offering on January 25, 2013 and that the underwriters did not provide the Company a valuation of the Company at that time. While each of the underwriters provided the Company with its analysis of the Company’s business, the potential positioning of the Company, the initial public offering marketplace generally, and valuations and valuation multiples of other companies, the underwriters did not provide the Company with any formal valuation of the Company at that time. We supplementally advise the Staff that, on August 13, 2013, the Company and representatives of Credit Suisse Securities (USA) LLC. and Citigroup Global Markets Inc., the lead underwriters for the Company’s initial public offering (the “Lead Underwriters”), discussed the Company’s recent and forecasted performance, based on current market conditions and recent public offerings of other companies, and although the Company did not determine a preliminary price range at that time, it was discussed that an approximate midpoint of the price rage would likely be [***] per share.  On August 27, 2013, the Lead Underwriters advised the Company, based on then-current market conditions, that the Lead Underwriters anticipated that they would recommend to the Company a preliminary price range of [***] per share (the “Preliminary Price Range”).  The actual range to be included in the preliminary prospectus distributed to investors will be determined by the Company and is expected to be no greater than 20% of the top end of the Preliminary Price Range. Prior to August 12, 2013, the Company had not held discussions with the underwriters regarding the Preliminary Price Range for the initial public offering.  We further supplementally advise the Staff that, effective August 5 2013, the Company’s board of directors (the “Board”) granted options to purchase an aggregate of 155,000 shares of common stock to 53 employees (the “August Grants”) at an exercise price of $20.05, based on the June 30, 2013 valuation. The Company believes that the primary factors that contributed to the [***] difference between [***], the midpoint of the Preliminary Price Range, and $20.05, the per share fair value of the common stock as of June 30, 2013 informed by the valuation report dated as of July 29, 2013, from the Company’s third party valuation specialist (the “Valuation Report”), were as follows:

•                  The Preliminary Price Range necessarily assumes the consummation of a successful initial public offering and the creation of a public market for the common stock by the end of September 2013.  It therefore excludes any marketability or illiquidity discount for the common stock, which was appropriately taken into account in the Valuation Report, which was prepared as of a date approximately two and a half months prior to the date of the Company’s proposed initial public offering.  In this regard, we note that, even for companies in registration, there is a substantial possibility of an initial public offering being delayed or cancelled. The application of a 9% non-

CONFIDENTIAL TREATMENT REQUESTED

BY ROCKET FUEL INC.:  FUEL-0001

marketability discount in the Valuation Report contributed to a difference of [***] in the per share fair value of the Company’s common stock.

•                  The Preliminary Price Range was informed by advice from the Lead Underwriters that relied in part on forward-looking data that was generated approximately 2 months after the date of Valuation Report and demonstrated a 14% increase in the Company’s forecasted revenue for 2014 compared to the Valuation Report. The Preliminary Price Range reflects an increase of [***] in the value of the Company’s common stock that occurred subsequent to June 30, 2013 due to changes in the Company’s forward revenue forecast.

To a lesser extent, the Company believes the following factors also contributed to the [***] difference between the midpoint of the Preliminary Price Range and the per share fair value of the common stock as of June 30, 2013:

•                  The Preliminary Price Range does not assign any weighting to any other outcome for the Company’s business, such as an acquisition of the Company or a delay in the expected timing for the initial public offering. The application of a PWERM in the Valuation Report where a merger or sale scenario was weighted at 5%, which contributed to a difference of [***] in the per share fair value of the Company’s common stock.

•                  The Preliminary Price Range also took into account the recent performance and valuations of companies that the Lead Underwriters expect will be viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of such companies.

•                  During the period between the June 30, 2013 and August 27, 2013, the fair value of the Company’s common stock continued to increase as the Company’s financial and operating performance improved, evidenced, in part, by realized revenue, consistent with the trends experienced in previous periods.

Based upon all of the factors discussed above, the Company respectfully advises the Staff that the Board appropriately set the exercise price of the August Grants based on what it believed was the fair value at the time of grant. However, due to the proximity of the date of the August Grants to the date of the Lead Underwriters’ recommendation of the Preliminary Price Range, the Company has reassessed the fair value of its common stock for financial reporting purposes as of August 5, 2013. In reassessing the fair value of its common stock for financial reporting purposes as of August 5, 2013, the Company has applied a straight-line calculation from $20.05, the fair value of the common stock based on the Valuation Report, to the mid-point of the Preliminary Price Range. The Company believes that use of a straight-line calculation provides the most appropriate result for the valuation of its common stock on the interim date between valuations because the Company did not identify any single event or series of events that occurred during the period that would have caused a material change in fair value.

We supplementally advise the Staff that the Company does not intend to disclose the Preliminary Price Range in the Registration Statement until it commences the marketing efforts for the proposed initial public offering, which is currently scheduled to commence on Monday, September 9, 2013. We are supplementally providing the Staff with a draft of the proposed disclosure to be included in a future amendment to the Registration Statement to disclose the significant factors contributing to the difference between the midpoint of the Preliminary Price Range and the fair value of the August Grants. See Annex A.

CONFIDENTIAL TREATMENT REQUESTED

BY ROCKET FUEL INC.:  FUEL-0001

Please direct your questions or comments regarding the Company’s responses to me at (650) 493-9300.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rachel B. Proffitt
Rachel B. Proffitt

cc:	George H. John, Rocket Fuel Inc.
Peter Bardwick, Rocket Fuel Inc.
JoAnn C. Covington, Rocket Fuel Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Mark C. Stevens, Fenwick & West LLP
Jeffrey R. Vetter, Fenwick & West LLP
James D. Evans, Fenwick & West LLP

CONFIDENTIAL TREATMENT REQUESTED

BY ROCKET FUEL INC.:  FUEL-0001

ANNEX A

August 2013

We granted options to purchase 155,000 shares of our common stock and 40,150 restricted stock units in August 2013. The board of directors set an exercise price of $20.05 per share for these options based in part on a valuation as of June 30, 2013. When retrospectively assessing the appropriate fair value for purposes of calculating the related stock-based compensation expense for the August 2013 awards, we applied a straight-line calculation between the valuation as of June 30, 2013 and the midpoint of the anticipated price range for our initial public offering, as described below.  We account for stock-based employee compensation in accordance with applicable accounting standards for fair value recognition and measurement, which require all stock-based payments to employees, including grants of stock options and restricted stock units, to be measured based on the grant-date fair value of the awards.

The valuation as of June 30, 2013 determined that the fair value of our common stock was $20.05 per share as of that date. We have determined, after consultation with the underwriters, that the midpoint of the anticipated price range for our initial public offering is [***] per share. We believe the increase of [***] between the fair value of our common stock based on the valuation as of June 30, 2013 and the midpoint of the anticipated price range for our initial public offering is primarily attributable to the following factors:

•                  There were continued improvements in our financial and operating performance, evidenced, in part, by realized revenue, consistent with the trends experienced in previous periods. Based on our performance subsequent to June 30, 2013, our forecasted revenue used in determining the midpoint of the anticipated price range for our initial public offering was 14% higher than our forecasted revenue used in the valuation as of June 30, 2013. The midpoint of the anticipated price range for our initial public offering reflects an increase of [***] in the value of our common stock that occurred subsequent to June 30, 2013 due to the increase in our forward revenue forecast.

•                  The midpoint of the anticipated price range for our initial public offering does not include any marketability or liquidity discount for our common stock because the consummation of a successful initial public offering would create a public market for our common stock in September 2013. We had previously applied a 9% non-marketability discount for the valuation as of June 30, 2013. The elimination of the non-marketability discount increased the fair value of our common stock by [***] in the midpoint of the anticipated price range for our initial public offering as compared to the valuation as of June 30, 2013.

For financial reporting purposes for the awards granted on August 5, 2013, we applied a straight-line calculation between the fair value of $20.05 per share based on the valuation as of June 30, 2013 and the midpoint of the anticipated price range for our initial public offering of [***]. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most appropriate basis for the valuation of our common stock for financial reporting purposes on the interim date between these valuations because we did not identify any single event or series of events that occurred during the period that would have caused a material change in the fair value of our common stock. As part of our determination of fair value for financial reporting purposes, we also tested our straight-line calculations by performing an interim valuation as of July 31, 2013, using the same methodology employed to determine the fair value as of June 30, 2013. We

CONFIDENTIAL TREATMENT REQUESTED

BY ROCKET FUEL INC.:  FUEL-0001

determined that there was no material variance between the interim valuation result as of July 31, 2013 and the straight-line calculation we used to determine the fair value as of August 5, 2013.  Based on this calculation, we assessed the fair value of our common stock for financial reporting purposes to be [***] per share for the awards granted on August 5, 2013.

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